VMware, Inc.

3401 Hillview Ave.

Palo Alto, CA 94304

June 14, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:  Kathleen Collins, Accounting Branch Chief

Re:	VMware, Inc.

 Form 10-K for the fiscal year ended December 31, 2010

 Filed February 28, 2011

 Form 10-Q for the Quarter Ended March 31, 2011

 Filed May 4, 2011

 File No. 001-33622

Dear Ms. Collins:

On behalf of VMware, Inc. (“we,” “our,” or the “Company”), this letter is being filed in response to comments received from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter to Paul Maritz, the Company’s Chief Executive Officer, dated June 2, 2011 (the “June Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and our prior response (the “Prior Response”) to your earlier letter of April 27, 2011.

For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the June Letter in the order presented and as numbered in the June Letter.

Form 10-K for the fiscal year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquity and Capital Resources, page 56

1.	In your response to prior comment 5 you state that your cash and investments held in your international subsidiaries are undistributed earnings from your foreign subsidiaries that will be indefinitely invested in the jurisdictions where they were earned. Please clarify whether this statement was intended to imply that the total cash and investments held in your foreign subsidiaries are equal to the undistributed earnings in such entities. If so, then explain further how you determined that the undistributed earnings in your foreign subsidiaries and the balance of cash and investments in such subsidiaries are the same.

Response:

The Company advises the Staff that the cash and investments held in our international subsidiaries are not equal to the undistributed earnings in such entities. We did not intend to imply that these amounts were equal in the Prior Response.

2.	We also note the proposed revised disclosures included in your response to comment 5 that you included in the March 31, 2011 Form 10Q with regards to the amount of cash, cash equivalents and short-term investments that was held outside the U.S. In future filings, please further revise your disclosures to clarify that you have not provided for the U.S. federal tax liability on the funds you consider to be permanently reinvested and in the event the company does need to use such funds in your U.S. operations, you could be subject to additional U.S. federal income taxes upon repatriation.

Response:

The company advises the Staff that we will revise our disclosure in future filings in accordance with the Staff’s recommendation.

Form 10-Q for the Quarter Ended March 31, 2011

Note K. Commitments and Contingencies

Litigation, page 12

3.	We note your response to prior comment 7 and your revised disclosures in Note K where you indicate that the company does not expect the results of any of these actions to have a material adverse effect on your business, results of operations or financial condition. However, you further state it is possible that your business, results of operations or financial condition could be negatively affected by an unfavorable resolution to one or more of your proceedings. With regards to these disclosures, please explain further the following:

•

Tell us what you mean by your statement that it is “possible” your business could be negatively affected considering what you assert in the sentence that precedes this. In addition, please revise your disclosures in future filings to use the specific terms used in ASC 450 (i.e. probable, remote, reasonably possible). In this regard, please note that your use of the term “possible” is confusing as it appears to imply a fourth criteria in ASC 450 that does not exist in the range of probable, reasonably possible or remote;

•

It is unclear whether the phrase “material adverse” represents a higher threshold than the term “material.” Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure;

•

Tell us what you mean by the “results” of these actions. In this regard, tell us if you are referring to the amounts already accrued plus the reasonably possible range of loss or tell us if you are referring to something else. Please clarify and revise your disclosures in future filings accordingly; and

•

Tell us your consideration to revise your disclosures in future filings to include the information provided in your response where you state “we currently do not believe it is reasonably possible that a loss exceeding the amounts already recognized may have been incurred that would be material.”

Response:

As discussed in the Prior Response, the Company confirms to the Staff that we accrue and disclose our litigation contingencies in accordance with ASC 450. We advise the Staff that in future filings, we will revise our disclosures in the financial footnotes to our periodic reports on Forms 10-Q and 10-K to disclose loss contingencies using the specific terms set forth in ASC 450.

Additionally, in accordance with the Staff’s request, in future filings, we will no longer include in the financial footnote that addresses litigation contingencies the final two sentences that appeared in Note K to the Form 10-Q for the quarter ended March 31, 2011 that include the references to “results”, “material adverse effect on our business” and “possible” negative effects of litigation addressed in the Staff’s comment.

As discussed in the Prior Response, we further confirm to the Staff that, in accordance with ASC 450, we make regular assessments of litigation-related loss contingencies and will disclose relevant information associated with such contingencies in our filings on Forms 10-Q and 10-K when our assessments indicate that it is at least reasonably possible that a loss exceeding the amounts already recognized may have been incurred that would be material. We respectfully submit to the Staff that ASC 450 does not require disclosure in cases where such assessments do not indicate that it is reasonably possible that losses exceeding the amounts already recognized may have been incurred that would be material. Accordingly, we do not intend to provide disclosure when our assessments of potential losses that have not been recognized do not indicate that it is reasonably possible that such unrecognized losses would be material to our financial statements.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (650) 427-4687 (telephone) or via email at rsisco@vmware.com.

Very truly yours,

/s/ ROBYNNE D. SISCO

Robynne D. Sisco
Chief Accounting Officer Corporate Controller

cc:	Robert Benton, Staff Accountant, Securities and Exchange Commission

Craig Norris, Vice President, Deputy General Counsel, VMware, Inc.

Mark Peek, Chief Financial Officer and Co-President, Business Operations

Dawn Smith, Senior Vice President and General Counsel, VMware, Inc.

Larry Wainblat, Director, Senior Counsel, Corporate Securities, VMware, Inc.